Exhibit 99.1

Rail Vision to Join MxV Rail’s Technology Roadmap Program to Improve Safety and Efficiency of Rail Operations in North America

The TCCO committee operates under the auspices of the American Association of Railroads (AAR), with its Technology Roadmap Program managed by MxV Rail

Ra’anana, Israel, December 24 — Rail Vision Ltd. (Nasdaq: RVSN) (the “Company”), a technology company at the forefront of revolutionizing railway safety and the data-related market, today announced it has joined MxV Rail’s Technology Roadmap Program, a distinguished body responsible for formulating minimum interoperable requirements and supporting development of systems to improve operating safety and efficiency of rail operations in North America.

By joining the MxV Rail’s Technology Roadmap Program, Rail Vision will contribute to the development of interoperable requirements, positioning itself as a pivotal player in the evolution of rail technology in the U.S. The involvement aligns Rail Vision with influential stakeholders, including Class 1 U.S. rail operators, and enhances its visibility among potential customers seeking innovative safety and automation solutions.

The TCCO committee operates under the auspices of the American Association of Railroads (AAR), with its Technology Roadmap Program managed by MxV Rail, a subsidiary of the AAR. MxV Rail is a renowned entity dedicated to conducting railroad equipment testing and providing training for U.S. member railroads, ensuring compliance with emerging federal standards and advancing rail safety.

Shahar Hania, CEO of Rail Vision, commented: “Rail Vision sees itself as a global influencer and is proud to join this prestigious U.S. rail committee dedicated to supporting development of interoperable requirements for rail operations. This membership allows us to collaborate with leading industry experts and expand our footprint in the U.S. rail market. Being part of this consortium underscores our commitment to innovation and positions us as a key contributor to the advancement of technology in the North American rail environment.”

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence-based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 28, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor

Relations Michal Efraty

investors@railvision.io